Exhibit F

TERMINATION OF JOINT FILING AGREEMENT

Each of the undersigned is a party to that certain Joint Filing Agreement, dated March 26, 2018 relating to Destination Maternity Corporation (the “Joint Filing Agreement”).  Each of the undersigned hereby agrees that the Joint Filing Agreement is terminated effective immediately.

Dated: May 31, 2018.
By:	/s/ Nathan G. Miller
Nathan G. Miller

/s/ Peter O’Malley
Peter O’Malley